1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date May 4, 2005	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this release represent the Company’s views as of the date of this release. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this release.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Announcement

Profit Estimate and Resolution Passed at the 21st Meeting of the Second Session of the Board of Directors

Profit Estimate

In the first quarter of 2005, the net profit of the Company increased by 102.3% as compared with the same period in 2004. Based on the prices of the signed domestic coal sales contract of the Company and the trend of the coal prices in domestic and overseas markets, the Company estimates that the accumulated net profit for the first half of 2005 will increase by more than 50% as compared with the same period in 2004.

In accordance with the requirements of the CSRC regulations, if a listed company estimates that the accumulated net profit from the beginning of the year to the end of the next reporting period increases by more than 50% as compared with the same period last year, the listed company is required to make an announcement to the public. Solely for the purpose of complying with such regulations, the Company announces that it estimates that the accumulated net profit for the first half of 2005 will increase by more than 50% as compared with the same period in 2004. However, the Company cannot provide any assurance that these results will be achieved. Actual results may vary materially from the projections made. Shareholders of the Company and public investors are cautioned not to place undue reliance on these projections.

Resolution Passed at the 21st Meeting of the Second Session of the Board of Directors

The 21st meeting of the second session of the board of directors of the Company was held on 27th April 2005 at the Company’s headquarter. A Resolution was passed by the board of directors of the Company, which are set out in this announcement.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Listing Rules.

Profit Estimate

In the first quarter of 2005, the net profit of Yanzhou Coal Mining Company Limited (the “Company”) increased by 102.3% as compared with the same period in 2004. The Company aims to increase coal sales price by continuously improving the quality of products and optimizing coal mix and products mix.

Based on the prices of the signed domestic coal sales contract of the Company and the trend of the coal prices in domestic and overseas markets, the Company estimates that the accumulated net profit for the first half of 2005 will increase by more than 50% as compared with the same period in 2004.

The above estimation was given to comply with the requirements of the China Securities Regulatory Commission (the “CSRC”).

The Company did not prepare the above projections with a view towards compliance with the published guidelines of the American Institute of Certified Public Accountants regarding forecasts and projections. The Company is announcing this estimate solely for the purpose of complying with the CSRC regulation. Such projections are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company, and upon assumptions with respect to future business decisions which are subject to change. Accordingly, the Company cannot provide any assurance and makes no representation that these results will be achieved. Actual results of the Company may vary materially from the above projections. Shareholders of the Company and public investors are cautioned not to place undue reliance on these projections.

Resolution Passed at the 21st Meeting of the Second Session of the Board of Directors

The 21st meeting of the second session of the board of directors of the Company was held on 27th April 2005 in the Company’s headquarter at 298 South Fushan Road (former 40 Fushan Road), Zoucheng City, Shandong Province, PRC. Thirteen directors were called upon for the meeting and all of them were present, complying with the requirements of the laws and regulations such as the PRC Company Law, and the articles of association of the Company.

The directors of the Company unanimously agreed and passed the resolution set out below:

Approved the 2005 first-quarter results of the Company. The Company estimates that the accumulated net profit for the first half of 2005 will increase by more than 50% as compared with the same period in 2004.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

By order of the Board of Directors of Yanzhou Coal Mining Company Limited

Wang Xin

Chairman of the Board of Directors

Shandong Province, PRC, 27th April, 2005

Note: As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Mo Liqi, Mr. Wang Bangjun, Mr. Yang Jiachun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Fan Weitang, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

About the Company

Our contact information of this release is:

•	Business address: 40 Fushan Road, zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 3310

•	Contact person: Chen Guangshui, Secretary

•	Website: http://www.yanzhoucoal.com.cn